UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2017

BITZUMI, INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-10768
Delaware	82-1868185
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

55 5th Avenue, Suite 1702 New York, NY 10003 (Address of principal executive offices)

(347) 491-4011
(Registrant’s Telephone Number, Including Area Code)

With a copy to:

Daniel W. Rumsey
Disclosure Law Group, a Professional Corporation
600 West Broadway, Suite 700
San Diego, California 92101
619-272-7062

Common Stock, par value $0.0001
(Title of each class of securities issued pursuant to Regulation A)

PART II

ITEM 7.          FINANCIAL STATEMENTS

BITZUMI, INC.

INDEX TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM
JUNE 13, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017 (FISCAL YEAR END)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Bitzumi, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Bitzumi, Inc. (the Company) as of December 31, 2017, and the related statements of operations, stockholders’ equity, and cash flows for the period from June 13, 2017 (inception) through December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period from June 13, 2017 (inception) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

These financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no revenues and has incurred a net loss as of December 31, 2017. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Rosenberg Rich Baker Berman P.A.

We have served as the Company’s auditor since 2017.

Somerset, New Jersey
May 9, 2018

BITZUMI, INC. BALANCE SHEET

December 31,
2017
ASSETS
CURRENT ASSETS
Cash and equivalents	$236,084
Prepaid expenses	80,000

TOTAL CURRENT ASSETS	316,084

Prepaid Expenses - long-term	14,583

TOTAL ASSETS	$330,667

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$7,500

TOTAL CURRENT LIABILITIES	7,500

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value, 500,000 shares authorized, no shares issued and outstanding	-
Common stock, $0.0001 par value, 299,500,000 shares authorized, 111,076,211 shares issued and outstanding	11,108
Additional paid in capital	441,391
Accumulated deficit	(129,332)
TOTAL STOCKHOLDERS' EQUITY	323,167

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$330,667

See accompanying notes to the financial statements.

BITZUMI, INC.
STATEMENT OF OPERATIONS

For the Period From
June 13, 2017
(Inception) Through
December 31, 2017

Revenue
Sales	$-
Cost of goods sold	-
Gross Profit	-

OPERATING EXPENSE
General and administrative	129,332
Total Operating Expenses	129,332

NET LOSS FROM OPERATIONS	(129,332)

Net loss before provision for income taxes	(129,332)

Provision for Income Taxes	-

NET LOSS	$(129,332)

Net loss per share - basic and diluted	$(0.00)

Weighted average number of shares outstanding during the period - basic and diluted	106,434,507

See accompanying notes to the financial statements.

BITZUMI, INC.
STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM JUNE 13, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

			Additional
	Common		Paid-in	Accumulated
	Shares	Par	Capital	Deficit	Total

Balance June 13, 2017 (inception)	-	$-	$-	$-	$-

Stock Issued for Cash	111,076,211	11,108	441,391	-	452,499

Net loss	-	-	-	(129,332)	(129,332)

Balance December 31, 2017	111,076,211	$11,108	$441,391	$(129,332)	$323,167

See accompanying notes to the financial statements.

BITZUMI, INC.
STATEMENT OF CASH FLOWS

For the Period From
June 13, 2017
(Inception) Through
December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(129,332)
Adjustments to reconcile net loss to net cash used in operating activities
Changes in operating assets and liabilities:
Prepaid expenses	(94,583)
Accounts payable and accrued expenses	7,500
Net Cash Used In Operating Activities	(216,415)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of securities	452,499
Net Cash Provided By Financing Activities	452,499

NET INCREASE IN CASH	236,084

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$236,084

Supplemental cash flow information:
Cash paid for income taxes	$-
Cash paid for interest expense	$-

See accompanying notes to the financial statements.

Bitzumi, Inc.
December 31, 2017
Notes to the Financial Statements
Note 1 – Organization and Operations

Bitzumi, Inc.

Bitzumi, Inc., (“Bitzumi” or the “Company”) was incorporated on June 13, 2017, under the laws of the State of Delaware. The Company anticipates that it will be a vertically-integrated cryptocurrency exchange and marketplace.

Reverse Stock Split

On January 31, 2018, the Company’s stockholders approved an amendment to the Company’s Certificate of Incorporation, to effect a one-for-2 reverse split of the Company’s common stock (the “Reverse Stock Split”), which has not yet occurred. Pursuant to the Reverse Stock Split, upon the effective date each two shares of common stock owned by a stockholder will be combined into one new share of common stock, with any fractional shares that would otherwise be issuable as a result of the Reverse Stock Split being rounded up to the nearest whole share.

Note 2 – Going Concern Analysis

Going Concern Analysis

The Company was incorporated on June 13, 2017 and through the date of this report has generated no revenues. As of December 31, 2017, the Company had a net loss of $129,332 and we expect to incur additional net losses over the next several years as we continue to expand our operations. Due to these conditions, management has concluded that there is substantial doubt about the entity’s ability to continue as a going concern.

On January 10, 2018, the Company entered into a Securities Purchase Agreement for the sale of 533,333 shares of Company common stock, par value $0.0001 per share, and a warrant to purchase 2,133,333 shares of Company common stock for $1.875 per unit for an aggregate purchase price of $1,000,000 (Note 8).

We have evaluated the significance of these conditions in relation to our ability to meet our obligations and believe that even with the proceeds from the SPA and efficient control of expenses our current cash balance will not be sufficient to meet our cash requirements through May 10, 2019.

If necessary, management believes that both related parties (management and members of the Board of Directors of the Company) and potential external sources of debt and/or equity financing may be obtained based on management’s history of being able to raise capital from both internal and external sources coupled with current favorable market conditions. Therefore, the accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties. While the Company believes in the viability of management’s strategy to generate sufficient revenue, control costs and the ability to raise additional funds if necessary, there can be no assurances to that effect. The Company’s ability to continue as a going concern is dependent upon the ability to implement the business plan, generate sufficient revenues and to control operating expenses.

Note 3 – Significant and Critical Accounting Policies and Practices

The management of the Company is responsible for the selection and use of appropriate accounting policies and their application. Critical accounting policies and practices are those that are both most important to the portrayal of the Company’s financial condition and results and require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The Company’s significant and critical accounting policies and practices are disclosed below as required by generally accepted accounting principles.

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates and Assumptions and Critical Accounting Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers investments with original maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2017.

The Company minimizes its credit risk associated with cash by periodically evaluating the credit quality of its primary financial institution. The balance at times may exceed federally insured limits.

Fair Value of Financial Instruments

For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amount of the Company’s short-term financial instruments approximates fair value due to the relatively short period to maturity for these instruments.

Fair Value of Financial Instruments

The Company follows ASC 820-10 of the FASB Accounting Standards Codification to measure the fair value of its financial instruments and disclosures about fair value of its financial instruments. ASC 820-10 establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820-10 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The three (3) levels of fair value hierarchy defined by ASC 820-10 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values because of the short maturity of these instruments.

Transactions involving related parties typically cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist.

Revenue Recognition and Cost of Revenues

The Company follows Paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company recognizes cost of revenues in the period in which the revenues were earned.

Equity–Based Compensation

The Company recognizes compensation expense for all equity–based payments granted to employees in accordance with ASC 718 “Compensation – Stock Compensation.” Under fair value recognition provisions, the Company recognizes equity–based compensation net of an estimated forfeiture rate and recognizes compensation cost only for those shares expected to vest over the requisite service period of the award.

Restricted stock awards are granted at the discretion of the Company. These awards are restricted as to the transfer of ownership and generally vest over the requisite service periods, typically over a four-year period (vesting on a straight–line basis). The fair value of a stock award is equal to the fair market value of a share of Company stock on the grant date.

The fair value of option award is estimated on the date of grant using the Black–Scholes option valuation model. The Black–Scholes option valuation model requires the development of assumptions that are input into the model. These assumptions are the expected stock volatility, the risk–free interest rate, the expected life of the option, the dividend yield on the underlying stock and the expected forfeiture rate. Expected volatility is calculated based on the historical volatility of the Company’s common stock over the expected option life and other appropriate factors. The expected option term is computed using the “simplified” method as permitted under the provisions of ASC 718-10-S99. The Company uses the simplified method to calculate expected term of share options and similar instruments as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. Risk–free interest rates are calculated based on continuously compounded risk–free rates for the appropriate term. The dividend yield is assumed to be zero, as the Company has never paid or declared any cash dividends on the common stock of the Company and does not intend to pay dividends on the common stock in the foreseeable future. The expected forfeiture rate is estimated based on historical experience.

Determining the appropriate fair value model and calculating the fair value of equity–based payment awards requires the input of the subjective assumptions described above. The assumptions used in calculating the fair value of equity–based payment awards represent management’s best estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, the equity–based compensation could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If the actual forfeiture rate is materially different from the Company’s estimate, the equity–based compensation could be significantly different from what the Company has recorded in the current period.

The Company accounts for share–based payments granted to non–employees in accordance with ASC 505-50, “Equity Based Payments to Non–Employees.” The Company determines the fair value of the stock–based payment as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. If the fair value of the equity instruments issued is used, it is measured using the stock price and other measurement assumptions as of the earlier of either (1) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or (2) the date at which the counterparty’s performance is complete. The fair value of the equity instruments is re-measured each reporting period over the requisite service period.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2017. If applicable, interest costs related to the unrecognized tax benefits are required to be calculated and would be classified as “Other expenses – Interest expense” in the statement of operations. Penalties would be recognized as a component of “General and administrative.” No amounts were accrued for the payment of interest and penalties at December 31, 2017. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by federal, state, and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, and compliance with federal, state, and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Earnings per Share

Earnings per share (“EPS”) is the amount of earnings attributable to each share of common stock. For convenience, the term is used to refer to either earnings or loss per share. EPS is computed pursuant to Section 260-10-45 of the FASB Accounting Standards Codification. Pursuant to ASC Paragraphs 260-10-45-10 through 260-10-45-16, basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from income from continuing operations (if that amount appears in the income statement) and also from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

There were no dilutive potential common shares issued during the period.

Recently Issued Accounting Pronouncements

In April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing (Topic 606) .” In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross Verses Net) (Topic 606).” These amendments provide additional clarification and implementation guidance on the previously issued ASU 2014-09, “Revenue from Contracts with Customers.” The amendments in ASU 2016-10 provide clarifying guidance on materiality of performance obligations; evaluating distinct performance obligations; treatment of shipping and handling costs; and determining whether an entity’s promise to grant a license provides a customer with either a right to use an entity’s intellectual property or a right to access an entity’s intellectual property. The amendments in ASU 2016-08 clarify how an entity should identify the specified good or service for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. The adoption of ASU 2016-10 and ASU 2016-08 is to coincide with an entity’s adoption of ASU 2014-09, which the Company intends to adopt for interim and annual reporting periods beginning after December 15, 2017. The Company does not expect the adoption will have a material effect on its financial statements and disclosures.

In May 2016, the FASB issued ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients,” which narrowly amended the revenue recognition guidance regarding collectability, noncash consideration, presentation of sales tax and transition and is effective during the same period as ASU 2014-09. The Company does not expect the adoption will have a material effect on its financial statements and disclosures.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017. The new standard will require adoption on a retrospective basis unless it is impracticable to apply, in which case it would be required to apply the amendments prospectively as of the earliest date practicable. The Company does not expect the adoption will have a material effect on its financial statements and disclosures.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory,” which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. The Company is currently evaluating the impact of the new standard.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230),” requiring that the statement of cash flows explain the change in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This guidance is effective for fiscal years, and interim reporting periods therein, beginning after December 15, 2017 with early adoption permitted. The provisions of this guidance are to be applied using a retrospective approach which requires application of the guidance for all periods presented. The Company does not expect the adoption will have a material effect on its financial statements and disclosures.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This standard is required to be adopted in the first quarter of 2018. The Company does not expect the adoption will have a material effect on its financial statements and disclosures.

In July 2017, the FASB issued ASU 2017-11, “Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception.” Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018.

Management does not believe that any recently issued, but not yet effective accounting pronouncements, when adopted, will have a material effect on the accompanying financial statements.

Note 4 – Commitments and Contingencies

Software Subscription and Services Agreement

On June 16, 2017 (the “Effective Date”), the Company entered into a Software Subscription and Services Agreement (the “Software Agreement”) with AlphaPoint, Corp. The Software Agreement initial term is for three years from the Effective Date (the “Initial Term”). The term of the Software Agreement will be automatically extended for additional one-year periods (each a “Renewal Term” and together with the Initial Term, the “Term”), unless either the Company or AlphaPoint, Corp. gives prior written notice of non-renewal to the other party no later than sixty (60) days prior to the expiration of the then current Term or terminates the Software Agreement in accordance with the Terms and Conditions specified in the Software Agreement.

The Company is required to pay AlphaPoint a minimum monthly fee of $10,000 with $60,000 payable on the Effective Date and $60,000 paid on the Commencement Date. Thereafter, the fee will be paid annually in advance on the first anniversary of the Commencement Date.

In addition, AlphaPoint is to receive a Subscription Fee which shall be the greater of the minimum monthly fee of $10,000 or AlphaPoint’s revenue share of 20% of the Gross Revenue, as defined in the Software Agreement, but in no case lower than $10,000.

There is also a Startup Fee, defined in the Software Agreement, of $30,000 due and paid on the Effective Date.

 Operating Lease

The Company sub-leases its space in New York from Extract Advisors LLC on a month-to-month basis, with rent payments to commence on March 1, 2018 at a rate of $500 per month.

Note 5 – Stockholders’ Equity

The Company’s authorized capital stock consists of 300,000,000 shares, of which 299,500,000 are for shares of common stock, par value $0.0001 per share, and 500,000 are for shares of preferred stock, par value $0.01 per share, of which none have been designated or issued.

From June 19, 2017 (inception) through December 31, 2017 there were 111,076,211 shares of common stock issued for $452,499 in cash. Each share of the common stock entitles its holder to one vote on each matter submitted to the shareholders.

As of December 31, 2017, there were 111,076,211 shares of common stock outstanding.

2017 Equity Compensation Plan

On June 15, 2017, the Board approved, authorized and adopted, with stockholder approval, the 2017 Equity Compensation Plan (the “Plan”). The Plan was amended on October 2, 2017. The Plan provides for the issuance of up to 30 million shares of common stock, par value $.0001 per share, of the Company through (i) the grant of non-qualified options (the “Options”), (ii) Common Stock, (iii) Restricted Stock, (iv) Restricted Stock Units, to directors, consultants, and employees.

Each Option shall contain the following material terms: the exercise price, which shall be determined by the Board at the time of grant, shall not be less than 100% of the Fair Market Value (defined as the closing price on the final trading day immediately prior to the grant on the principal exchange or quotation system on which the common stock is listed or quoted, as applicable, and in the absence of such market, determined in good faith by the board) of the common stock of the Company, provided that if the recipient of the Option owns more than ten percent (10%) of the total combined voting power of the Company, the exercise price shall be at least 110% of the Fair Market Value.

The Plan shall be administered by the Board.

There were no options granted during the period through the date of this Special Financial Report.

Note 6 – Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents. As of December 31, 2017, substantially all of the Company’s cash and cash equivalents were held by major financial institutions insured by the Federal Deposits Insurance Corporation (“FDIC”).

Note 7 – Related Party’

During 2017, the Company entered into a consulting agreement with Brio Financial Group (“Brio”) and its Managing Member, David Briones, was appointed the Chief Financial Officer of the Company. Under the terms of this agreement, as amended, Brio will receive a monthly consulting fee of $2,000, as well as a grant of 250,000 stock options of the Company pursuant to the 2017 Equity Compensation Plan. As of the date of this report, the options have yet to be granted.

Note 8 – Income Tax Provision

Deferred Tax Assets

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Reform Bill”) was signed into law. Prior to the enactment of the Tax Reform Bill, the Company measured its deferred tax assets at the federal rate of 34%. The Tax Reform Bill reduced the federal tax rate to 21%, resulting in the re-measurement of the deferred tax asset as of December 31, 2017. Beginning January 1, 2018, the lower tax rate of 21% will be used to calculate the amount of any federal income tax due on taxable income earned during 2018.

At December 31, 2017, the Company has available for U.S. federal income tax purposes a net operating loss (“NOL”) carry-forwards of approximately $129,000 that may be used to offset future taxable income through the fiscal year ending December 31, 2037. If not used, these NOLs may be subject to limitation under Internal Revenue Code Section 382 should there be a greater than 50% ownership change as determined under the regulations. The Company plans on undertaking a detailed analysis of any historical and/or current Section 382 ownership changes that may limit the utilization of the net operating loss carryovers. No tax benefit has been reported with respect to these net operating loss carry-forwards in the accompanying financial statements since the Company believes that the realization of its net deferred tax asset of approximately $27,000 was not considered more likely than not and accordingly, the potential tax benefits of the net loss carry-forwards are fully offset by a valuation allowance of $27,000.

Deferred tax assets consist primarily of the tax effect of NOL carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realizability. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future generation for taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, Management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. The valuation allowance increased by approximately $27,000 for the period from June 13, 2017 (inception) through December 31, 2017.

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. ASC 740 prescribes a comprehensive model for how a company should recognize, present, and disclose uncertain positions that the Company has taken or expects to take in its tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the net benefit recognized and measured pursuant to the interpretation are referred to as “unrecognized benefits.” A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for unrecognized tax benefit because it represents an enterprise’s potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

If applicable, interest costs related to the unrecognized tax benefits are required to be calculated and would be classified as “Other expenses – Interest expense” in the statement of operations. Penalties would be recognized as a component of “General and administrative.”

No interest or penalties on unpaid tax were recorded for the period from June 13, 2017 (inception) through December 31, 2017. As of December 31, 2017, no liability for unrecognized tax benefits was required to be reported. The Company does not expect any significant changes in its unrecognized tax benefits in the next year.

Components of deferred tax assets are as follows:

December 31, 2017
Net deferred tax assets – Non-current:

Expected income tax benefit from NOL carry-forwards	$27,000
Less valuation allowance	(27,000)
Deferred tax assets, net of valuation allowance	$-

Income Tax Provision in the Statements of Operations

A reconciliation of the federal statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

For the Period from June 13, 2017 (inception) through December 31, 2017

Federal statutory income tax rate	21.0%

Change in valuation allowance on net operating loss carry-forwards	(21.0)%

Effective income tax rate	0.0%

Note 9 – Subsequent Events

On January 10, 2018, the Company entered into a Securities Purchase Agreement with Acacia Research Corporation (“Acacia”) for the sale of 533,333 shares of Company common stock, par value $0.0001 per share, and a warrant to purchase 2,133,333 shares of Company common stock for $1.875 per unit for an aggregate purchase price of $1,000,000.

On January 10, 2018, the Company entered into a joint venture and servicing agreement with Acacia to create a patent-related platform using blockchain technology.

On January 10, 2018, the Company authorized the issuance of 37,500 shares of Company common stock and options to purchase 50,000 shares of Company common stock with a vesting period of twelve months to Glenn Pollack for his services as a member of the Company’s Board of Directors.

On January 12, 2018, the Company entered into a Co-Founder and Advisory Agreement with James Altucher to provide certain marketing and advisory services to the Company. The term will be for 24 months, commencing on the Effective Date, as defined in the agreement. Mr. Altucher shall be entitled to an upfront fee of 2,000,000 shares of Company common stock and stock options to purchase 2,000,000 shares of Company common stock with a vesting period of 24 months with an exercise price of $1.875 per share.

On January 15, 2018, the Company entered into a Consulting Agreement with Skidish Media to provide certain consulting services to the Company. The term will be for 12 months, commencing on the Effective Date, as defined in the agreement. The fee for such services will be $25,000 per month with an initial grant of 20,000 shares of Company common stock. The Company terminated the Agreement as of March 31, 2018.

On March 30, 2018, the Company entered into a one-year Marketing and Management Agreement with Market Disrupters, Inc. (“MDI”), pursuant to which the Company agreed to provide MDI with certain technology solutions and marketing services in exchange. As consideration for its services, MDI shall pay the Company (i) a royalty payment of 20% of net sales of all of MDI’s products sold to all internal and affiliate companies, and (ii) 20% of all net sales generated via sales of all other affiliates’ products to MDI’s lists (the “Royalty Payments”). Such Royalty Payments shall be due and payable to the Company on the 1st day of each month, commencing April 1, 2018.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Special Financial Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 10, 2018.

BITZUMI INC. By: /s/ Scot Cohen Scot Cohen, Chief Executive Officer

Date: May 10, 2018

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Scot Cohen Scot Cohen	Chief Executive Officer & Chairman of the Board of Directors	May 10 2018
/s/ David Briones David Briones	Chief Financial Officer & Chief Accounting Officer	May 10, 2018
/s/ Glenn Pollack Glenn Pollack	Director	May 10, 2018